UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

IMMUCOR, INC.

(Name of Subject Company)

IVD ACQUISITION CORPORATION

(Name of Filing Persons (Offeror))

a wholly owned indirect subsidiary of

IVD HOLDINGS INC.

(Name of Filing Persons (Parent of Offeror))

TPG PARTNERS VI, L.P.

(Name of Filing Persons (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

452526106

(CUSIP Number of Class of Securities)

IVD Holdings Inc.

IVD Acquisition Corporation

c/o TPG Capital, L.P.

345 California Street, Suite 3300

San Francisco, California 94104

Attention: Ronald Cami

(415) 743-1500

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

William M. Shields, Esq.

Jonathan M. Grandon, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, Massachusetts 02199

Phone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,985,429,745.00	$230,508.39

*	Calculated solely for purposes of determining the filing fee. The transaction valuation was calculated by multiplying the offer price of $27.00 per share of common stock of Immucor, Inc. (“Immucor”), par value $0.10 per share, (“Shares”) by 73,534,435 Shares, which, based on information provided by Immucor as of July 13, 2011, is the sum of (i) 70,741,281 Shares outstanding (including 243,479 restricted shares) and (ii) 2,793,154 Shares authorized and reserved for issuance (including Options to purchase 2,401,729 Shares and outstanding restricted stock units and performance share units with respect to 391,425 Shares).
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, is calculated by multiplying the Transaction Valuation by .00011610.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid:	$230,508.39	Filing Party:	IVD Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	July 15, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2011, as amended by Amendment No. 1 filed with the SEC on July 18, 2011, by Amendment No. 2 filed with the SEC on July 19, 2011, by Amendment No. 3 filed with the SEC on July 21, 2011, by Amendment No. 4 filed with the SEC on July 25, 2011 and by Amendment No. 5 filed with the SEC on July 28, 2011 (which, together with any subsequent amendments or supplements thereto, collectively constitutes this “Schedule TO”). This Schedule TO relates to the tender offer by IVD Acquisition Corporation, a Georgia corporation (“Purchaser”) and a wholly owned indirect subsidiary of IVD Holdings Inc., a Delaware corporation (“Parent”), which is controlled by TPG Partners VI, L.P., a Delaware limited partnership (“Sponsor”), for all of the outstanding shares of common stock, par value $0.10 per share (“Shares”), of Immucor, Inc., a Georgia corporation (“Immucor”), at a price of $27.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated July 15, 2011 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 6 is being filed to amend and supplement Items 1 through 9 and 11 as reflected below.

Items 1 through 9 and Item 11.

The information set forth on the cover page of the Offer to Purchase is hereby amended and supplemented by replacing the third sentence of the third paragraph on the cover page with the following sentence:

“The Financing Proceeds Condition requires that JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, and Citigroup Global Markets Inc., each a lender party to a debt commitment letter (the “Debt Commitment Letter”) by which lenders committed to provide an aggregate of $1.1 billion in debt financing to Purchaser (the “Debt Financing”), and any other lenders party to the Debt Commitment Letter (or the lenders party to a new commitment letter for any alternative financing), will have confirmed to Parent or Purchaser that the Debt Financing (or any alternative financing) will be available at the Offer Closing in an amount sufficient to consummate the Offer Closing and the Merger Closing on the terms and conditions set forth in the Debt Commitment Letter (or a new commitment letter for any alternative financing).”

The information set forth in the “Introduction” section of the Offer to Purchase is hereby amended and supplemented by replacing the third sentence of the fourth paragraph of the “Introduction” section with the following sentence:

“The Financing Proceeds Condition requires that JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, and Citigroup Global Markets Inc., each a lender party to a debt commitment letter (the “Debt Commitment Letter”) by which lenders committed to provide an aggregate of $1.1 billion in debt financing to Purchaser (the “Debt Financing”), and any other lenders party to the Debt Commitment Letter (or the lenders party to a new commitment letter for any alternative financing), will have confirmed to Parent or Purchaser that the Debt Financing (or any alternative financing) will be available at the Offer Closing (as defined below) in an amount sufficient to consummate the Offer Closing (as defined below) and the Merger Closing on the terms and conditions set forth in the Debt Commitment Letter (or a new commitment letter for any alternative financing).”

The information set forth in the “Summary Term Sheet” section of the Offer to Purchase is hereby amended and supplemented by replacing the second bullet point in the first paragraph under the question “What are the most significant conditions to the Offer ” with the following:

“•	that the Debt Commitment Parties (or the lenders party to a new commitment letter for any alternative financing) will have confirmed to Parent or Purchaser that the Debt Financing (or any alternative financing) will be available at the Offer Closing in an amount sufficient to consummate the Offer Closing and the Merger Closing on the terms and conditions set forth in the Debt Commitment Letter (or a new commitment letter for any alternative financing);”

The information set forth in “Section 15. Certain Conditions of the Offer” of the Offer to Purchase is hereby amended and supplemented by replacing subsection (b) of the first paragraph of “Section 15. Certain Conditions of the Offer” with the following:

“(b) the lenders party to the Debt Commitment Letter (or a new commitment letter for any alternative financing) shall have confirmed to Parent or Purchaser that the Debt Financing (or any alternative financing) will be available at the Offer Closing in an amount sufficient to consummate the Offer Closing and the Merger Closing on the terms and conditions set forth in the Debt Commitment Letter (or a new commitment letter for any alternative financing) (the “Financing Proceeds Condition”); and”

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2011

IVD ACQUISITION CORPORATION

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: President

IVD HOLDINGS INC.

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: President

TPG PARTNERS VI, L.P.

BY: TPG GENPAR VI, L.P.,
ITS GENERAL PARTNER

BY: TPG GENPAR VI ADVISORS, LLC,
ITS GENERAL PARTNER

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 15 2011.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on July 15, 2011.*

(a)(1)(F)	Press Release issued by Immucor, Inc. on July 5, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Immucor, Inc. with the Securities and Exchange Commission on July 5, 2011).*

(a)(1)(G)	Joint Press Release issued by Immucor, Inc. and IVD Acquisition Corporation on July 15, 2011.*

(a)(5)(A)	Complaint filed by Hilary Kramer, on behalf of herself and all others similarly situated, on July 12, 2011, in the Superior Court of Fulton County, State of Georgia.*

(a)(5)(B)	Complaint filed by Babette C. Schorsch, on behalf of herself and all others similarly situated, on July 15, 2011, in the Superior Court of Gwinnett County, State of Georgia.**

(a)(5)(C)	Complaint filed by Allan Pillay, on behalf of himself and all others similarly situated, on July 18, 2011, in the Superior Court of Fulton County, State of Georgia.***

(a)(5)(D)	Complaint filed by Larry Macintyre, on behalf of himself and all others similarly situated, on July 19, 2011, in the Superior Court of Fulton County, State of Georgia.****

(a)(5)(E)	Complaint filed by Gilbert Rosenthal, on behalf of himself and all others similarly situated, on July 21, 2011, in the Superior Court of Gwinnett County, State of Georgia.*****

(a)(5)(F)	Complaint filed by Irene Dixon, on behalf of herself and all others similarly situated, on July 25, 2011, in the Superior Court of Fulton County, State of Georgia.******

(b)(1)	Equity Commitment Letter, dated as of July 2, 2011, from TPG Partners VI, L.P. to IVD Holdings, Inc.******

(b)(2)	Limited Guaranty, dated as of July 2, 2011, by TPG Partners VI, L.P. in favor of Immucor, Inc.******

(b)(3)	Amended and Restated Commitment Letter, dated as of July 18, 2011, from Citigroup Global Markets Inc., JP Morgan Chase Bank, N.A., J.P. Morgan Securities LLC, UBS Loan Finance LLC, UBS Securities LLC, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and Royal Bank of Canada to IVD Acquisition Corporation.******

(d)(1)	Agreement and Plan of Merger, dated as of July 2, 2011, by and among IVD Holdings Inc., IVD Acquisition Corporation and Immucor, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Immucor, Inc. with the Securities and Exchange Commission on July 5, 2011).*

(d)(2)	Confidentiality Agreement, dated May 27, 2011, between Immucor, Inc. and TPG Capital, L.P.*

(g)	None.

(h)	None.

*	Previously filed with the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 15, 2011.
**	Previously filed with Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 18, 2011.
***	Previously filed with Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 19, 2011.
****	Previously filed with Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 21, 2011.
*****	Previously filed with Amendment No. 4 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 25, 2011.
******	Previously filed with Amendment No. 5 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 28, 2011.